Filed by Citigroup Inc. and
                                            Associates First Capital Corporation
                                   Pursuant to Rule 425 under the Securities Act
                                of 1933 and deemed filed pursuant to Rule 14a-12
                         under the Securities Exchange Act of 1934 in respect of
                                            Associates First Capital Corporation
                                                     Commission File No. 2-44197




TO:      All Associates Employees                         DATE: October 3, 2000

FROM:    Keith W. Hughes

SUBJECT: LETTER FROM SANFORD I. WEILL
         CITIGROUP CHAIRMAN


As you know, we announced that we reached an agreement for a merger of Associates First Capital Corporation with Citigroup. Our commitment to you is to keep you as informed as possible as we proceed towards closing this transaction. I am pleased to share with you a letter from Sanford I. Weill, Chairman.



                                      ###



October 3, 2000


Dear Associates Employees:

Welcome to Citigroup. When the merger is completed, you will be part of the most exciting financial services organization in the world. With your addition to our family of companies, we will serve 120 million customers in 100 countries. To serve these customers, we offer full banking, insurance, investment and brokerage services as well as consumer and commercial finance products.

The alliance with Associates is a perfect fit. Citigroup will bring your customers a broad array of products from which to choose and an unparalleled set of distribution channels. Associates will bring great people and a unique tradition of success.

We are excited about your outstanding credentials and look forward to the major contribution you will make to Citigroup's strategic priorities. In part, the merger will deepen our presence in North America significantly and expand our growth opportunities in non-U.S. markets like Europe and Asia.

By bringing our two companies together, we will create an environment in which everybody can win. Our shareholders will benefit as the merger strengthens our position as a global growth company. Our clients will appreciate our broadened product line and extended capabilities. And employees will gain as members of a highly successful company that believes deeply in employee ownership.

We expect the transaction to close during the last quarter of this year. We will use this interim time period to evaluate how best to bring our organizations together as well as to get to know each other as professionals and individuals. It is critical that we follow a thoughtful and comprehensive process to discover how our complementary strengths can be leveraged in the global marketplace.

Change is never easy. It creates uncertainty. Please know that we will do everything we can to make this transition as easy as possible for you. We are committed to a strong communication program to keep you apprised of our process, programs and key decisions.

Our partnership will soon begin. It will be the culmination of one phase of hard work and the start of another as we begin to leverage the enormous advantages this alliance will bring us. We move forward with full confidence that our work together will make Citigroup the most attractive brand name in the history of financial services.

                                   Sincerely,

                                   Sanford I. Weill



                                      ###



In connection with the proposed transaction, Citigroup will file a registration statement on Form S-4 and Associates will file a proxy statement, each with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement and the proxy statement when they become available because they will contain important information. Investors and security holders may obtain a free copy of the registration statement and the proxy statement (when available) and other documents filed by Citigroup and Associates with the SEC at the SEC's web site at http://www.sec.gov. Free copies of the registration statement (when available) and other documents filed by Citigroup with the SEC may also be obtained from Citigroup by directing a request to Citigroup Inc., 153 East 53rd Street, New York NY 10043, Attention:
Treasurer (212-559-1000). Free copies of the proxy statement (when available) and other documents filed by Associates with the SEC may also be obtained from Associates by directing a request to Associates First Capital Corporation, 290 Carpenter Freeway, Irving TX 75062, Attention: General Counsel (972-652-4000).

Associates and certain other persons referred to below may be deemed to be participants in the solicitations of proxies of Associates' shareholders to adopt the agreement providing for Citigroup's acquisition of Associates. The participants in the solicitation may include the directors and executive officers of Associates, who may have an interest in the transaction including as a result of holding shares or options of Associates. A detailed list of the names and interests of Associates' directors and executive officers is contained in Associates proxy statement for its 2000 Annual Meeting, which may be obtained without charge at the SEC's web site at http://www.sec.gov.